DLA Piper UK LLP Beijing Representative Office
20th Floor, South Tower, Beijing Kerry Center
1 Guanghua Road, Chaoyang District
Beijing 100020, China
T +86 10 8520 0600
F +86 10 8520 0700

www.dlapiper.com

April 12, 2024

Via EDGAR

Division of Corporate Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, D.C. 20549

Attn:	Mr. Steve Lo

Ms. Shannon Buskirk

Ms. Claudia Rios

Ms. Laura Nicholson

Re:	Lakeside Holding Limited

Amendment No. 1 to Registration Statement on Form S-1

File No. 333-278416

Dear Mr. Lo, Ms. Buskirk, Ms. Rios and Ms. Nicholson:

On behalf of our client, Lakeside Holding Limited, a Nevada corporation (the “Company”), we hereby submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated April 11, 2024 on the Company’s registration statement on Form S-1 (File No. 333-278416) (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting the Amendment No. 1 to its Registration Statement on Form S-1 (the “Revised Registration Statement”) via EDGAR to the Commission for review.

The Company has responded to the Staff’s comments by revising the Registration Statement to address the comments, or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Registration Statement on Form S-1

Capitalization, page 37

1.	Please address the following points:

●	Revise to disclose amounts of underwriting discounts and commission and estimated offering expenses and show how the amount of net proceeds is derived;

●	Tell us how you derived the amount of $4,305 for additional paid-in capital presented under pro forma as adjusted column.

In response to the Staff’s comment, the Company has revised the disclosure on page 37 of the Revised Registration Statement accordingly.

Dilution, page 38

2.	You disclose the same amounts for both historical and pro forma for net tangible book value and net tangible book value per share as of as of December 31, 2023 which are $0.6 million and $0.10, respectively. Please revise to explain what the pro forma entails.

In response to the Staff’s comment, the Company has revised the disclosure on page 38 of the Revised Registration Statement by removing the disclosure of pro forma net tangible book value to avoid any redundancy.

Thank you for your assistance in this matter. You may contact the undersigned by phone at (+86) 10 8520 0616 or via e-mail at yang.ge@dlapiper.com.

Very truly yours,

/s/ Yang Ge
Yang Ge

cc:	Henry Liu, Chief Executive Officer, Lakeside Holding Limited

Richard A. Friedman, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP

Stephen A. Cohen, Esq., Partner, Sheppard, Mullin, Richter & Hampton LLP